Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports record third quarter 2021 production of 87,950 gold equivalent1 ounces

Vancouver, October 12, 2021 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the third quarter from its four operating mines in the Americas and West Africa, the Lindero Mine in Argentina, the San Jose Mine in Mexico, the Caylloma Mine in Peru, and the Yaramoko Mine in Burkina Faso. The company produced 65,425 ounces of gold and 1,711,881 ounces of silver or 87,950 gold equivalent1 ounces. Gold and silver production for the first nine months of 2021 totaled 131,029 ounces and 5,518,458 ounces, respectively, or 203,640 gold equivalent1 ounces.

Third Quarter Consolidated Production

•	Gold production of 65,425 ounces; 411 percent increase over Q3 2020
•	Silver production of 1,711,881 ounces; 20 percent decrease over Q3 2020
•	Lead production of 8,245,289 pounds; 23 percent increase over Q3 2020
•	Zinc production of 12,436,276 pounds; 21 percent increase over Q3 2020

Third Quarter Consolidated Operating Highlights

	Third Quarter 2021					Third Quarter 2020
	Caylloma, Peru	San Jose, Mexico	Lindero, Argentina	Yaramoko[4], Burkina Faso	Consolidated	Caylloma, Peru	San Jose, Mexico	Lindero, Argentina	Consolidated
OPERATIONAL FIGURES
Tonnes milled	136,410	248,985		126,677		107,002	255,226
Average tpd milled	1,516	2,862		1,377		1,189	2,934
Ore placed on pad[2] (t)			1,387,134					675,000
SILVER[2]
Grade (g/t)	78	195				74	254
Recovery (%)	80.97	91.84				83.06	91.87
Production (oz)	275,223	1,436,658			1,711,881	210,206	1,917,540		2,127,746
GOLD
Grade (g/t)	0.48	1.22	1.10	7.28		0.60	1.52	0.83
Recovery (%)	71.97	91.27		97.8		65.96	91.66
Production[3] (oz)	1,529	8,910	26,235	28,751	65,425	1,366	11,425		12,791
LEAD
Grade (%)	3.14					3.15
Recovery (%)	87.26					90.17
Production (lbs)	8,245,289				8,245,289	6,702,053			6,702,053
ZINC
Grade (%)	4.74					4.93
Recovery (%)	87.31					88.59
Production (lbs)	12,436,276				12,436,276	10,313,225			10,313,225

Notes:

1.	Gold equivalent production does not include lead or zinc, and is calculated using gold to silver ratio of 1 to 76
2.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
3.	Lindero production includes gold in carbon columns and electrolytic cement; Yaramoko production includes only doré
4.	Includes production from the Yaramoko Mine, subsequent to the completion of the business combination with Roxgold Inc. on July 2, 2021
5.	Totals may not add due to rounding

Lindero Mine, Argentina: Record production of 26,235 ounces of gold, in line with guidance

During the third quarter of 2021, the onsite impact of COVID-19 diminished resulting in less disruptions to the operations, with the company screening 74 positive cases compared to 160 cases registered in the second quarter of 2021. To date, including company and contractor personnel, 94 percent of the workforce has been vaccinated with one dose and 40 percent with two doses. The government of Argentina has announced that travel restrictions will start to ease in November, which should improve lead times and onsite technical assistance from foreign vendors.

In the third quarter of 2021, a total of 1,387,134 tonnes of ore were placed on the leach pad averaging 1.10 g/t gold containing an estimated 49,247 ounces of gold.

Total gold production for the quarter was 26,235 ounces, comprised of 24,318 ounces in doré and an increase of 1,918 ounces of gold-in-carbon (GIC) inventory. Gold production for the first nine months of 2021 totaled 68,088 ounces, in line with the updated annual guidance (refer to Fortuna news release dated July 19, 2021, “Fortuna reports production of 55,953 gold equivalent ounces for the second quarter and issues updated guidance for 2021”).

	Third Quarter 2021	Second Quarter 2021	First Quarter 2021
Ore mined[1] (kt)	2,466	1,817	1,610
Waste mined[1] (kt)	2,114	1,638	1,220
Total mined[1] (kt)	4,581	3,455	2,830
Strip ratio (waste to ore)	0.86	0.90	0.76
Ore placed on leach pad[1] – conveyors (kt)	1,236	675	404
Ore placed on pad[1] – trucks (kt)	152	802	1,728
Ore placed grade[1] (g/t)	1.10	0.95	0.82
Gold placed on pad[1] (oz)	49,247	44,889	56,330
GIC inventory (oz)	4,483	2,565	1,770
Change in GIC inventory[2] (oz)	1,918	794	1,770
Doré poured (oz)	24,318	18,726	20,562
Gold produced (oz)	26,235	19,521	22,332

Notes:

1.	Lindero tonnes and gold grade are estimated using grade control sampling of blast holes; tonnes are reported to the nearest thousand
2.	Quarter-on-quarter change in GIC inventory

Mining

The owner operated fleet continues to perform according to management´s expectations. A total of 2,466,259 tonnes of ore were mined in the third quarter, at a strip ratio of 0.86:1. Mine waste movement increased 29 percent compared to the previous quarter and is in line with plan.

Mine reconciliation and metallurgical performance

Reconciliation of tonnes, grade and gold ounces mined as ore, continues to demonstrate a good correlation with the reserve model with differences for all parameters of less than 6 percent for the third quarter and less than 3 percent for the year to date.

The metallurgical balance indicates that overall actual gold recovery from the heap continues to increase and is in line with expected theoretical recoveries based on the granulometric composition and metallurgical types of ore placed on the leach pad and results of ongoing 2.5-meter-tall column test work conducted to date.

Processing

All processing areas are performing as planned with 1,235,602 tonnes of crushed ore placed on the leach pad via conveyor stacking during the third quarter, an 83 percent increase over the previous quarter.

Material placed during the quarter on the leach pad was in line with the updated plan, averaging 13,430 tonnes per day, 41 percent above the previous quarter. The operation has achieved steady growth in performance through the quarter, averaging 14,514 tonnes per day during the month of September, including over 16,000 tonnes per day during the second half of the month.

The expansion of carbon columns at the ADR plant is on schedule and commissioning is expected early in the fourth quarter of 2021.

Quality Assurance & Quality Control

Grade control estimates at Lindero are based on blast hole chip samples submitted to Lindero’s on-site laboratory for preparation and assaying for gold, using fire assay with an atomic absorption finish. The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 20 normal samples as well as the submission of duplicate samples for verification of sampling and assay precision levels by an ISO 9001:2000 certified umpire laboratory. ALS Global Laboratory in Mendoza, Argentina prepared the samples for assaying and then forwarded the samples to ALS Global Laboratory in Lima, Peru for assay by standard fire assay methods.

San Jose Mine, Mexico: Quarterly performance as expected, year to date production results aligned with guidance

The San Jose Mine produced 1,436,658 ounces of silver and 8,910 ounces of gold in the third quarter of 2021 with average head grades for silver and gold of 195 g/t and 1.22 g/t, respectively. Silver and gold production for the first nine months of 2021 totaled 4,707,496 ounces of silver and 29,477 ounces of gold. Production for the quarter and year to date are in line with guidance with lower head grades for silver and gold versus the third quarter of 2020.

Yaramoko Mine, Burkina Faso

The Yaramoko Mine produced 28,751 ounces of gold in the third quarter of 2021 with an average gold head grade of 7.28 g/t; slightly below the plan for the quarter.

Unplanned downtime due to the premature changeout of a SAG mill pinion bearing in August contributed to slightly lower mill throughput of 126,677 tonnes in the quarter against a plan of 127,917 tonnes. This, in addition to some necessary re-sequencing of production stopes at the 55 Zone, due to isolated ground conditions causing bridging which resulted in a reprioritization of lower grade stopes, contributed to the minor production shortfall.

These issues have been remedied and are not expected to continue nor affect fourth quarter performance which is expected to be in line with guidance.

Caylloma Mine, Peru: Outperformance; 12 percent increase in gold production, 23 percent increase in lead production and a 21 percent increase in zinc production compared with the third quarter of 2020

Since the third quarter of 2020, Caylloma’s production continues to benefit from higher contribution of mineralized material from the expansion into the Animas NE reserves, where the company has focused exploration over the last couple of years. In the third quarter of 2021, the mine produced 275,223 ounces of silver with an average head grade of 78 g/t. Silver production for the first nine months of 2021 totaled 810,962 ounces, which is above plan.

Gold production was 1,529 ounces, an increase of 12 percent over the third quarter of 2020. The increase in production is due to higher head grades located in the Animas NE vein. Gold production for the first nine months of 2021 totaled 4,712 ounces, which is above plan.

Lead and zinc production for the third quarter of 2021 was 8,245,289 pounds and 12,436,276 pounds respectively. Base metal production for the first nine months of 2021 totaled 36,169,039 pounds of zinc and 24,570,519 pounds of lead. The higher zinc and lead production for the quarter, compared to the same period in 2020, is mainly due to the voluntary 21-day suspension of operations in 2020 to sanitize and disinfect the mine site (refer to Fortuna news release dated July 28, 2021, “Fortuna announces resumption of production at the Caylloma Mine, Peru”.

The Animas NE vein is emerging as a new center of gravity for the mine’s production, where exploration potential remains open in multiple directions.

Qualified Persons

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and an advanced development project in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s anticipated performance in 2021; estimated production forecasts and sales for 2021; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates, estimated metal grades in 2021; the estimated amount of ore to be placed on the leach pad at the Lindero Mine in 2021, the grade of gold and the amount of gold estimated to be contained therein; the timing of the commencement of steady state production at the Lindero Mine; the timing of the expansion of the ADR plant at the Lindero Mine; the expansion of the heap leach pad at the Lindero Mine; undisclosed risks and liabilities relating to the Roxgold business combination; risks that the anticipated benefits of the Roxgold business combination will not be realized or fully realized; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; uncertainties related to the impacts of COVID-19 which may include: changing market conditions, changing restrictions on the mining industry in the countries in which the Company operates, the ability to operate as a result of government imposed restrictions, including restrictions on travel, the transportation of concentrates and doré, access to refineries, the impact of additional waves of the pandemic or increases of incidents of COVID-19 in the countries in which we operate; the duration of any suspension of operations at the Company’s mines as a result of COVID-19 which may affect production and the Company’ business operations and financial condition; the easing of travel restrictions imposed in Argentina which were put in place to curb the spread of COVID-19; the risks associated with the completion of the business combination with Roxgold, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; changes in prices for gold, silver and other metals; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; the ability of the current exploration programs to identify and or expand mineral resources, operational risks in exploration and development; delays or changes in plans with respect to exploration or development projects; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; fluctuations in currencies and exchange rates; the imposition of capital control in countries in which the Company operates; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that the reconciliation of mineral reserves at the Lindero Mine remains consistent with the mineral reserve model; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition, and the risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth; government mandates in Peru, Mexico, Argentina, Burkina Faso and Côte d’Ivoire with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations; government and the Company’s attempts to reduce the spread of COVID-19 which may affect may aspects of the Company’s operations, including transportation of personnel to and from site, contractor and supplier availability and the ability to sell or deliver concentrate and doré; the expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals and permits will be obtained for the Company’s business and operations; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.